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September 30, 2020

VIA EDGAR

Katherine Bagley

Lilyanna Peyser

Theresa Brillant

Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Lixiang Education Holding Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed September 22, 2020

Amendment No. 2 to Registration Statement on Form F-1

Filed September 23, 2020

File No. 333-248691

Dear Ms. Bagley, Ms. Peyser, Ms. Brillant and Ms. Cvrkel,

On behalf of Lixiang Education Holding Co., Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment No. 3”) and certain exhibits via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), which reflects responses to the comments received from the staff (the “Staff”) of the SEC by the letter dated September 25, 2020 regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed with the SEC on September 22, 2020 and Amendment No. 2 to Registration Statement on Form F-1 filed with the SEC on September 23, 2020.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal Consultants

S Tang

(New York, USA)

A Croke (NSW, Australia)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Risk Factors

Risks Related to Our Business and Industry

“Substantial uncertainties exist with respect to the Implementing Regulations . . .”, page 16

1.

We note your response to comment 1, and your amended disclosure on page 17, including that, “[i]n the event that the contractual arrangements are further defined by any implementing regulation as related-party transactions transferring proceeds from the running of schools, [you] may not obtain part of the service fees under the contractual arrangements funded from proceeds from the running of schools such as tuition income.” Please amend your disclosure to clarify whether your meal and accommodation fees would also be included in the service fees you may be unable to obtain. Further, please explicitly disclose the effect of being unable to obtain these fees on your financial condition and results of operations. In this regard, we note your disclosure in the table on page 82 that tuition, meal, and accommodation fees represented 94.6% and 98.2% of your net revenue for the year ended December 31, 2019 and the period ended June 30, 2020, respectively.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 16 and 17 of the Amendment No. 3.

Risks Relating to ADSs and This Offering

“ADSs holders have limited choice of forum . . .”, page 51

2.

We note your response to comment 2, and that you have filed the deposit agreement as an exhibit to your registration statement. Please amend the “Governing Law / Waiver of Jury Trial” provision in your exhibit to disclose, as you do in your filing, that actions by your ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act, or the respective rules and regulations thereunder must also be brought in federal court. Alternatively, tell us how you will make future investors aware of the provision’s limited applicability.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Section 7.6 and Paragraph (27) in Form of American Depositary Receipt attached thereto of Exhibit 4.3 to the Amendment No. 3.

“Our post-offering memorandum and articles of association . . .”, page 53

3.

We note your amended disclosure describing the exclusive forum provision in your post offering memorandum and articles of association. Please amend your disclosure to clarify the extent to which this provision applies to Exchange Act claims, and to disclose that, by agreeing to this provision, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also amend the provision in your post-offering memorandum and articles of association to describe the extent to which this provision applies to Exchange Act claims, or tell us how you will make future investors aware of the provision’s limited applicability.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 53 and paragraph 160 of Exhibit 3.2 to the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1, filed September 23, 2020

Capitalization, page 61

4.

Please revise the introductory paragraph to your capitalization disclosures to indicate the number of ADSs that you expect to issue in the offering as well as the amount of the expected proceeds in both RMB and US dollars.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 61 of the Amendment No. 3.

5.	Please revise to disclose the number of shares that will be outstanding on an as adjusted basis giving effect to the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 61 of the Amendment No. 3.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Theodore Deng, partner at PricewaterhouseCoopers Zhong Tian LLP (“PwC”), by telephone at (86) 21 2323 2567 or via email at theodore.deng@cn.pwc.com. PwC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

CC:

Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.

Theodore Deng, Partner, PricewaterhouseCoopers Zhong Tian LLP

Galleon Lin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation